UNITED STATES OF AMERICA
      Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS DISTRIBUTION CORPORATION
NATIONAL FUEL GAS SUPPLY CORPORATION
HORIZON ENERGY DEVELOPMENT, INC.
         AND ITS SUBSIDIARIES
HIGHLAND FOREST RESOURCES, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
SENECA RESOURCES CORPORATION
         AND ITS SUBSIDIARIES
HORIZON LFG, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON POWER, INC.	TENTH CERTIFICATE PURSUANT TO RULE 24

File No. 70-10074 (Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiaries, National Fuel Gas Distribution Corporation (“Distribution Corporation”), National Fuel Gas Supply Corporation (“Supply Corporation”), Horizon Energy Development, Inc. (“Horizon Energy”) and its subsidiaries, Highland Forest Resources, Inc. (“Highland”), Leidy Hub, Inc. (“Leidy”), Data-Track Account Services, Inc. (“Data-Track”), Seneca Resources Corporation (“Seneca”) and its subsidiaries, Horizon LFG, Inc. (“Horizon LFG”), National Fuel Resources, Inc. (“NFR”) and Horizon Power, Inc. (“Power”) (collectively, the “Subsidiaries”), in their Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10074, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27600, dated November 12, 2002) with respect thereto.

1.    EXTERNAL FINANCING BY NATIONAL

      a.   Common Stock

        During the quarter ended June 30, 2005 (the “Quarter”), National issued the following shares of common stock through the following plans:

Name Of Plan	Number of Newly Issued Shares	Number of Shares Purchased in Open Market

Direct Stock Purchase and Dividend Reinvestment Plan	-0-	74,130
Tax Deferred Savings Plans (401(k))	-0-	95,222
Employee Stock Ownership Plan	-0-	8,340
1997 Award & Option Plan	306,127	-0-
1993 Award & Option Plan	298,342	-0-
1984 Stock Plan	-0-	-0-
1983 Incentive Stock Option Plan	-0-	-0-
Retainer Policy for Outside Directors	2,100	-0-

Total	606,569	177,692

Aggregate gross consideration received upon issuance of shares: $12,484,518.

        Other than as set forth above, National did not issue or sell any common stock during the Quarter. National did not issue any common stock as consideration in connection with any acquisition during the Quarter.

        During the Quarter, the Compensation Committee of the Board of Directors of National awarded 57,000 non-qualified stock options to certain employees of National or its subsidiaries.

      b.   Preferred Securities

            National has no preferred securities outstanding.

      c.   Long-term Debt

            National did not issue any long-term debt during the Quarter.

      d.   Stock Purchase Contracts and Stock Purchase Units

            National did not issue any stock purchase contracts or stock purchase units during the Quarter.

      e.   Short-term Debt

         (1)   Short-term Notes

                National issued short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the Quarter. The maximum amount of such notes outstanding at any time during the Quarter was $77,200,000.

         (2)   Commercial Paper

                National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The maximum amount of commercial paper outstanding at any time during the Quarter was $36,400,000.

         (3)   Total Short-term Debt

                The maximum aggregate amount of short-term debt securities of National outstanding at any time during the Quarter was $102,200,000.

2.    FINANCING SUBSIDIARIES AND SPECIAL PURPOSE SUBSIDIARIES

        National did not organize any new Financing Subsidiaries or Special Purpose Subsidiaries during the Quarter. National’s Financing Subsidiaries and Special Purpose Subsidiaries are as follows:

	Seneca Player Corp.	3062782 Nova Scotia Co.	3062783 Nova Scotia Co.
Balance sheet account where investment and cost booked	fully consolidated into National	fully consolidated into National	fully consolidated into National
Form of organization	corporation	unlimited liability company	unlimited liability company
Percentage owned by National or a Nonutility Subsidiary	100%	100%	100%
Identification of other owners if not 100% owned	N/A	N/A	N/A
Purpose of investment in subsidiary	increase tax efficiencies	increase tax efficiencies	increase tax efficiencies
Securities authorized to be issued	1,000 shares of common stock	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine

Information regarding National’s investments in these subsidiaries is filed confidentially pursuant to Rule 104(b).

3.   FINANCING BY SUBSIDIARIES

        Distribution Corporation issued short-term debt securities through the system money pool (“Money Pool”) as set forth below under Section 4. The Nonutility Subsidiaries did not engage in financing transactions other than exempt transactions.

4.   MONEY POOL

        During the Quarter, National coordinated the borrowing requirements of certain Subsidiaries through the money pool. For each participant in the Money Pool, the following table lists the maximum amount of borrowings through, and the maximum amount of investments made in, the Money Pool during the Quarter:

	Maximum Borrowings Through Money Pool ($)	Maximum Investments in Money Pool ($)

National	n/a	22,500,000

Distribution Corporation	93,700,000	0

Supply Corporation	31,700,000	0

Horizon Energy	n/a	28,500,000

Highland	36,700,000	0

Leidy	0	100,000

Data-Track	0	500,000

Seneca	0	83,300,000

Horizon LFG	40,100,000	0

NFR	0	45,300,000

Power	n/a	0

        The annual interest rates applied to Money Pool borrowings and investments during the Quarter are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

5.   GUARANTEES

        During the Quarter, National renewed two guarantees at increased amounts ($5,000,000 and $17,500,000 respectively) on behalf of NFR. National also otherwise renewed or amended three other guarantees on behalf of NFR, in the amounts of $1,600,000, $800,000, and $3,000,000, respectively, and one guaranty on behalf of Seneca, in the amount of $15,000,000. National issued a letter undertaking certain credit support obligations in connection with a credit agreement entered into by United Energy, a.s. (“United Energy”), formerly an indirect subsidiary of National, in the amount of CZK 1,200,000,000 (US$50,083,472 at the average spot exchange rate of CZK 23.96/US$1 for the Quarter). In July 2005, United Energy was sold to an unrelated party. Coincident with the sale, National’s indirect interest in United Energy and its credit support obligations ceased.

        The maximum amount of guarantees and credit support that National had outstanding on behalf of its Subsidiaries at any time during the Quarter was $613,077,466. The guarantees and credit support relate primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards No. 133; (ii) NFR obligations to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on National’s consolidated balance sheet as a current liability; and (iii) other obligations which are reflected on National’s consolidated balance sheet. National believes that the likelihood it would be required to make payments under the guarantees is remote.

6.   HEDGING TRANSACTIONS

        During the Quarter, National did not enter into any Interest Rate Hedges or Anticipatory Hedges.

7.   CHANGES IN CAPITAL STRUCTURE OF MAJORITY-OWNED NONUTILITY SUBSIDIARIES

      None.

8.   NONUTILITY SUBSIDIARY REORGANIZATIONS

      None.

9.   OTHER ITEMS

        National filed a Form U-6B-2 on May 26, 2005.

        National’s consolidated balance sheet as of June 30, 2005 is included in National’s Form 10-Q for the quarter ended June 30, 2005 and is incorporated herein by reference.

        Distribution Corporation’s balance sheet as of June 30, 2005 is set forth in Exhibit 2 hereto, which is incorporated herein by reference and filed confidentially pursuant to Rule 104(b).

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman P. C. Ackerman Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION CORPORATION By: /s/ D. J. Seeley D. J. Seeley President

NATIONAL FUEL GAS SUPPLY CORPORATION By: /s/ D. F. Smith D. F. Smith President

HORIZON ENERGY DEVELOPMENT, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

HIGHLAND FOREST RESOURCES, INC. By: /s/ J. A. Beck J. A. Beck President

LEIDY HUB, INC. By: /s/ P. C. Ackerman P. C. Ackerman Chairman

DATA-TRACK ACCOUNT SERVICES, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

SENECA RESOURCES CORPORATION By: /s/ J. A. Beck J. A. Beck President

HORIZON LFG, INC. By: /s/ D. A. Wassum D. A. Wassum Assistant Vice President

NATIONAL FUEL RESOURCES, INC. By: /s/ D. L. DeCarolis D. L. DeCarolis President and Secretary

HORIZON POWER, INC. By: /s/ D. A. Wassum D. A. Wassum Assistant Vice President

Dated: August 29, 2005

EXHIBIT 1

Money Pool Interest Rates

        The interest rate applied to Money Pool borrowings is the same for all participants that borrow through the Money Pool. The interest rate applied to Money Pool investments is the same for all participants that invest in the Money Pool.

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
 4/1/2005
 4/2/2005
 4/3/2005
 4/4/2005
 4/5/2005
 4/6/2005
 4/7/2005
 4/8/2005
 4/9/2005
4/10/2005
4/11/2005
4/12/2005
4/13/2005
4/14/2005
4/15/2005
4/16/2005
4/17/2005
4/18/2005
4/19/2005
4/20/2005
4/21/2005
4/22/2005
4/23/2005
4/24/2005
4/25/2005
4/26/2005
4/27/2005
4/28/2005
4/29/2005
4/30/2005
 5/1/2005
 5/2/2005
 5/3/2005
 5/4/2005
 5/5/2005
 5/6/2005
 5/7/2005
 5/8/2005
 5/9/2005
5/10/2005
5/11/2005
5/12/2005
5/13/2005
5/14/2005
5/15/2005
5/16/2005
5/17/2005
5/18/2005
5/19/2005
5/20/2005
5/21/2005
5/22/2005
5/23/2005
5/24/2005
5/25/2005
5/26/2005
5/27/2005
5/28/2005
5/29/2005
5/30/2005
5/31/2005
 6/1/2005
 6/2/2005
 6/3/2005
 6/4/2005
 6/5/2005
 6/6/2005
 6/7/2005
 6/8/2005
 6/9/2005
6/10/2005
6/11/2005
6/12/2005
6/13/2005
6/14/2005
6/15/2005
6/16/2005
6/17/2005
6/18/2005
6/19/2005
6/20/2005
6/21/2005
6/22/2005
6/23/2005
6/24/2005
6/25/2005
6/26/2005
6/27/2005
6/28/2005
6/29/2005
6/30/2005	2.90%
2.90%
2.90%
2.95%
2.94%
2.92%
2.92%
2.90%
2.90%
2.90%
2.89%
2.90%
2.93%
2.91%
2.92%
2.92%
2.92%
3.00%
2.98%
2.93%
2.93%
2.93%
2.93%
2.93%
3.03%
3.02%
3.03%
3.03%
3.06%
3.06%
3.06%
3.06%
3.13%
3.10%
3.10%
3.11%
3.11%
3.11%
3.10%
3.10%
3.01%
3.02%
3.02%
3.02%
3.02%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.10%
3.12%
3.12%
3.12%
3.12%
3.12%
3.12%
3.06%
3.06%
3.06%
3.08%
3.08%
3.08%
3.05%
3.05%
3.05%
3.05%
3.12%
3.12%
3.12%
3.12%
3.12%
3.16%
3.18%
3.25%
3.25%
3.25%
3.17%
3.20%
3.20%
3.16%
3.20%
3.20%
3.20%
3.22%
3.35%
3.37%
3.76%	2.90%
2.90%
2.90%
2.95%
2.94%
2.92%
2.92%
2.90%
2.90%
2.90%
2.89%
2.90%
2.93%
2.91%
2.92%
2.92%
2.92%
3.00%
2.98%
2.93%
2.93%
2.93%
2.93%
2.93%
3.03%
3.02%
3.03%
3.03%
3.06%
3.06%
3.06%
3.06%
3.13%
3.10%
3.10%
3.11%
3.11%
3.11%
3.10%
3.10%
3.01%
3.02%
3.02%
3.02%
3.02%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.03%
3.10%
3.12%
3.12%
3.12%
3.12%
3.12%
3.12%
3.06%
3.06%
3.06%
3.08%
3.08%
3.08%
3.05%
3.05%
3.05%
3.05%
3.12%
3.12%
3.12%
3.12%
3.12%
3.16%
3.18%
3.25%
3.25%
3.25%
3.17%
3.20%
3.20%
3.16%
3.20%
3.20%
3.20%
3.22%
3.35%
3.37%
3.76%